February 6, 1998




                          PROMISSORY NOTE


     I, Donald J. Amoruso, for value received, promise to pay to Spectrum Information Technologies, Inc., a Delaware corporation (the "Company"), the principal amount of thirty thousand two hundred and sixty three and 02/100 dollars ($30,263.02) at the time or times set forth below. Interest shall be payable on the principal amount at the rate of 5.70% per annum. Except as set forth below, the principal amount of this Promissory Note and accrued interest shall be fully due and payable within thirty
(30) days of demand by the Company. I agree to repay the portion of the principal amount of this promissory note in an amount equal to the FICA withholding tax obligation (the "FICA Principal") paid by the Company on my behalf in connection with the second distribution of common stock pursuant to the Company's 1996 Incentive Deferral Plan by authorizing the Company to continue to deduct an amount equal to the usual and customary FICA tax withheld from my semi-monthly salary payments after I have met my annual maximum withholding limit until the FICA Principal has been repaid. The Promissory Note may be prepaid in whole or in part at any time at my election; provided, however that simultaneously with the sale of any shares of the Company owned by me and pledged to secure my obligation under this Promissory Note, the principal amount of this Promissory Note and accrued interest shall be due and payable to the extent of the net cash proceeds from such sale and such net cash proceeds shall be applied in full first to the repayment of the principal amount of this Promissory Note and then accrued interest. Payments pursuant to this Promissory Note shall be made in lawful money of the United States of America. This Promissory Note is non-transferable, except by operation of law. I promise to pay all costs and expenses, including reasonable attorneys' fees and disbursements, incurred by the Company in the enforcement of my obligations hereunder. This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York. IN WITNESS WHEREOF, I have caused this Promissory Note to be duly executed, all as of the day and year first above written.



                               /s/ Donald J. Amoruso
                               --------------------------
                               By:  Donald J. Amoruso